Exhibit 16
March 9, 2023
Securities and Exchange Commission
Washington, D.C. 20549
Ladies and Gentlemen:
We were previously principal accountants for Aurora Innovation, Inc. and, under the date of February 21, 2023, we reported on the consolidated financial statements of Aurora Innovation, Inc. as of and for the years ended December 31, 2022 and 2021. On March 7, 2023, we were dismissed.
We have read Aurora Innovation, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 7, 2023, and we agree with such statements except we are not in a position to agree or disagree with Aurora Innovation, Inc.’s statements in 4.01(b).
Very truly yours,
/s/ KPMG LLP